# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438504
Title of class of securities: Class A Ordinary Shares, $0.0109 par value per share
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0000950170-25-021237
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisers LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340; Louis Rambo, Proskauer Rose, 1001 Pennsylvania Avenue, NW, Suite 600 South, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 85,800,000; sole dispositive power 0; shared dispositive power 85,800,000; aggregate amount beneficially owned 85,800,000 (19.8% of the class)
  Comment: The amounts reported herein assume the exercise of warrants held by the Reporting Persons for an aggregate of 50,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise.
- Perceptive Credit Advisors LLC (CIK 0001877081): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 85,800,000; sole dispositive power 0; shared dispositive power 85,800,000; aggregate amount beneficially owned 85,800,000 (19.8% of the class)
  Comment: The amounts reported herein assume the exercise of warrants held by the Reporting Persons for an aggregate of 50,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise.
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 85,800,000; sole dispositive power 0; shared dispositive power 85,800,000; aggregate amount beneficially owned 85,800,000 (19.8% of the class)
  Comment: The amounts reported herein assume the exercise of warrants held by the Reporting Persons for an aggregate of 50,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise.
- Perceptive Credit Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 45,800,000; sole dispositive power 0; shared dispositive power 45,800,000; aggregate amount beneficially owned 45,800,000 (10.6% of the class)
  Comment: The amounts reported herein assume the exercise of warrants held by Perceptive Credit Holdings II, L.P. for an aggregate of 10,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise.
- Perceptive Credit Holdings III, L.P. (CIK 0001877078): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 40,000,000; sole dispositive power 0; shared dispositive power 40,000,000; aggregate amount beneficially owned 40,000,000 (9.2% of the class)
  Comment: The amounts reported herein assume the exercise of warrants held by Perceptive Credit Holdings III, L.P. for an aggregate of 40,000,000 Ordinary Shares. The warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0109 par value per share
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, Co. Wicklow, Ireland (L2), A98 H5C8

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D is amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 4 to the Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 383,881,600 Ordinary Shares outstanding as of March 15, 2025, as reported in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on March 21, 2025, and, with respect to Credit Fund II, assumes the exercise of 500,000 Warrants held by Credit Fund II into 500,000 ADSs representing 10,000,000 Ordinary Shares, and with respect to Credit Fund III, assumes the exercise of 2,000,000 Warrants held by Credit Fund III into 2,000,000 ADSs representing 40,000,000 Ordinary Shares. The Warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding Ordinary Shares after giving effect to such exercise.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 4 to the Schedule 13D is incorporated by reference.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/25/2025)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/25/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/25/2025)
- Perceptive Credit Holdings II, L.P.: /s/ Joseph Edelman, Joseph Edelman (03/25/2025)
- Perceptive Credit Holdings III, L.P.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (03/25/2025)